[Letterhead of Katten Muchin Rosenman LLP]
June 7, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Mail Stop 4-8
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Rolaine Bancroft

Re:	Dolan Media Company
Registration Statement on Form S-1 (File No. 333-142372)
Dear Ms. Bancroft:
On behalf of our client, Dolan Media Company (the “Company”), set forth below are responses to your letter of comment dated May 23, 2007 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement (the “Amendment”).
Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on April 26, 2007. We have the following responses to the Staff’s comments:
General
1.	Prior to printing and distribution of the preliminary prospectus, please supplementally provide us with mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:	Copies of all artwork, including pictures, graphics and captions, have been included on the inside front cover page and the inside back cover page of the Amendment.

Securities and Exchange Commission
June 7, 2007

Registration Statement Cover Page
2.	Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

Response:	The fee table on the cover page of the Amendment has been revised to indicate that the estimated proposed maximum offering price of the Company’s common stock includes shares to be offered by the selling stockholders.
Table of Contents
3.	Please either remove the language in the second paragraph of this section indicating that you take no further responsibility for the data provided by third parties or revise it to state that you believe the information is accurate.

Response:	The disclosure in the second paragraph under the Table of Contents has been revised to indicate that the Company believes that the information obtained from third-party sources is accurate.
Prospectus Summary, page 1
Our Company, page 1
4.	Please revise the summary so that it explains why you have lost money for the last three years.

Response:	Disclosure has been added to the first full paragraph on page 2 to explain why the Company has incurred net losses since 2004.
5.	Please remove marketing language from the prospectus or revise to provide in greater detail the basis for your statements. For example:
•	On page one you state that you employ a “comprehensive digital strategy.”

•	Also on page one you state that your Professional Services Division provides “value-added” and “high-quality” services.

•	At the top of page 2 you state that you have built a portfolio of complementary business through which “the specialized focus and demonstrated industry expertise” offered by your service offerings have allowed you to “establish credibility and create strong customer relationships.”

•	In the middle of page 2 you state that you provide “must-have” information to your customers.

Securities and Exchange Commission
June 7, 2007

•	Also on page 2 you state that you have become “a trusted partner” with your customers and that your customers “derive superior value.”
     Please revise as appropriate throughout the prospectus.

Response:	The Company has removed marketing phrases from the prospectus or revised the relevant disclosure to provide in greater detail the basis for the Company’s statements. Please see the revised disclosure on pages 2, 3, 60 and 61 of the Amendment.
6.	Please revise on page 2 to disclose your loss from continuing operations with parentheses. Also revise to include your net loss for the periods included as well.

Response:	The disclosure in the first full paragraph on page 2 has been revised to also disclose the Company’s net loss for 2006, on both an actual and pro forma basis, and such net loss amount has been included with parentheses. The Company has not added any disclosure on page 2 with respect to its loss from continuing operations for 2006 because the Company did not have any loss from discontinued operations during 2006. Therefore, its net loss, which has already been disclosed, is equal to its loss from continuing operations for 2006.
Our Strengths, page 2
7.	Your summary should be balanced. Please revise to balance the disclosure regarding your strengths on page 2 and your strategy on page 3 with a brief discussion of the principal challenges and/or risks associated with your business. For example, while your disclosure in this section discusses that your balanced business model provides diversification, we note your disclosure on page 14 and you should also briefly discuss that you currently have only 2 customers for your mortgage default processing services, which constituted 75.6% of your professional services division’s revenues. Also, we note potential conflicts may arise with these entities from your disclosure on page 14. Furthermore, your last sentence that begins on page 3 states that your centralization initiative and other infrastructure investments will allow you to increase your operating profit margins in the future. However, on page 19 you state that you expect your operating expenses to increase in the future as you expand your operations. Please revise to clarify.

Response:	Disclosure has been added on page 4 to provide a summary of the principal challenges and/or risks associated with the Company’s business, including the risks associated with the concentration of the Company’s Professional Service Divisions’ revenues to a limited number of customers and the potential conflicts the

Securities and Exchange Commission
June 7, 2007

Company faces with respect to certain of its employees. While the Company anticipates that operating expenses could increase in connection with expanding its operations through future acquisitions, the Company expects that its total revenues, after accounting for such acquisitions, would increase by an even greater magnitude as a result of the Company’s efforts to achieve efficiency gains from centralization of operations and other synergies. The disclosure on pages 17 and 18 has been revised to reflect the risk that, if the Company is unable to achieve the expected efficiency gains, and thus operating margins are not increased in connection with future acquisitions, the Company’s financial performance could be negatively affected.
Proprietary, Mission Critical and Customizable, page 2
8.	Please discuss, here and in Business, whether circulation is stable, increasing, or decreasing for your periodicals. Consider including a table in Business showing the circulation numbers over a two or three year period for the journals you publish.

Response:	Disclosure has been added (i) on pages 4 and 13 to clarify that the number of subscribers to the Company’s paid publications has decreased between 2005 and 2006 and (ii) on page 70 to the state the number of subscribers to the Company’s paid publications as of the end of the last three years and the end of the first quarter of 2007.
Corporate Information, page 6
9.	We note from your disclosure on page 6 that you will effect in 2007 a common stock split in anticipation of the offering. In this regard, please revise your historical earnings per share computations in your consolidated financial statements and throughout your registration statement for all periods presented to give retroactive effect to the common stock split that you intend to effect immediately prior to the closing of this offering as discussed on page 6 of the registration statement. Refer to the requirements of paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

Response:	When the Company determines the stock split, it will fill in the current blank amounts relating to the shares of the Company’s common stock and, as disclosed on page 6, such amounts will reflect the stock split. In addition, all disclosure related to the Company’s shares of common stock included in its consolidated financial statements, including historical earnings per share and weighted average shares outstanding, will be revised to reflect the

Securities and Exchange Commission
June 7, 2007

stock split, and a footnote will be added to clarify that this is the case.
10.	We note from your disclosure on pages 6, 80, 92, 97 and 102 that on the date of this prospectus you intend to grant stock options and restricted shares of common stock to executive officers, employees and non-employee directors. For these and any other options or restricted shares issued subsequent to December 31, 2006, please tell us and revise MD&A to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with the options and restricted stock grants. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why. Additionally, please revise to include the disclosures outlined in paragraphs 179 and 182 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” with respect to your option and restricted share grants and their related valuation in MD&A and the notes to the financial statements as applicable.

Response:	Disclosure has been added on pages 39 and 40 to specify the amount of share-based compensation expense that the Company recognized in 2006 and the first quarter of 2007 in connection with the stock options it granted in October 2006. Disclosure has been added on pages 39 and 40 to specify the share-based compensation expense that the Company expects to recognize in the remainder of 2007 in connection with its previous share-based compensation grants and the grants of stock options and restricted shares it anticipates making on the date of the prospectus. When the Company determines the number of stock options and restricted shares that it expects to grant on the date of the prospectus and the price range for the offering (which determination will be made prior to distributing preliminary prospectuses), it will fill in the blank amounts in such disclosure. Disclosure has also been added to pages 39 and 40 to explain how such compensation expense for 2006 and the first quarter of 2007 was determined for the previous option grants and to comply with paragraphs 179 and 182 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Such disclosure for the equity awards that the Company anticipates granting on the date of the prospectus will be added on pages 39 and 40 when the Company has determined the above described information for such awards and the assumptions underlying the valuation of such awards.

Securities and Exchange Commission
June 7, 2007

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 8
11.	Reference is made to footnote 5 on pages 10 and 31. We note from your disclosure that you eliminate the effects of non-cash compensation expense, minority interest in net income of subsidiary and cash distributions to minority interest from your non-GAAP measure, Adjusted EBITDA. As these items appear to be recurring, they meet the criteria in Item 10(e)(1)(ii)(B) of Regulation S-K and consequently should not be adjusted for in the computation of this non-GAAP measure. In this regard, please remove your disclosure of Adjusted EBITDA from the summary consolidated financial data, selected financial data, MD&A and anywhere else this non-GAAP measure is presented in your filing.

Response:	Item 10(e)(1)(ii)(B) of Regulation S-K prohibits registrants from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or if there was a similar charge or gain within the prior two years. In the Registration Statement, the Company presents adjusted EBITDA that (i) excludes non-cash compensation expense and minority interest in net income of a subsidiary (APC), but (ii) includes cash distributions paid to minority interest holders of APC. Neither of the items eliminated in calculating adjusted EBITDA will be non-recurring, infrequent or unusual on a going-forward basis, and, as a result, neither was identified as such by the Company in the disclosure in footnote 5 on pages 10 and 31. Therefore, the Company does not believe that its calculation of adjusted EBITDA is in violation of Item 10(e)(1)(ii)(B) of Regulation S-K, but rather that such calculation is consistent with Question 8 and the related response in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by the staff of the SEC’s Division of Corporate Finance and dated June 13, 2003 (“FAQ 8”), which states that there is no per se prohibition against removing a recurring item. Nonetheless, the Company acknowledges that pursuant to FAQ 8, it must not use adjusted EBITDA in an attempt to smooth earnings (which it has not) and must demonstrate the usefulness of adjusted EBITDA (which it believes it has).

Minority Interest in Net Income of Subsidiary and Distributions to Minority Members

Under GAAP, the Company is required to take a charge in its consolidated statement of operations for the minority interest holders’ ownership interests in the net income of the Company’s subsidiary. The Company has calculated the minority interest in net income of APC by multiplying APC’s net income for the

Securities and Exchange Commission
June 7, 2007

applicable period by the applicable percentage ownership owned by the applicable minority interest holder(s) of APC (Trott & Trott for 2006 and Trott & Trott and Feiwell & Hannoy for the first quarter of 2007). As described above, the Company has elected to present an adjusted EBITDA that excludes this minority interest in net income of APC because this amount, while recurring in nature on a going-forward basis, is a non-cash adjustment that does not represent amounts actually paid by APC to its minority members during a fiscal period because a portion of the amount payable for any month, based on the net income of APC in such month, is actually paid in the following month. In addition, this amount does not provide investors with the most accurate depiction of the cash payable by the Company to the minority interest holders of APC because minority interest in net income of APC does not reflect adjustments for the minority members’ pro rata share of APC’s debt service or capital expenditures, which adjustments are expected to increase in the future.

In light of the above, the Company has elected to present an adjusted EBITDA that instead includes cash distributions paid by APC to its minority members. As these payments reflect actual amounts of cash distributed by APC to its minority members (based on the net income of APC, net of amounts paid by APC with respect to debt service and capital expenditures), the Company and its management view this as a more informative and accurate measure of the Company’s financial performance. The disclosure on page 10 has been revised to clarify the above.

Non-Cash Compensation Expense

The Company has elected to present an adjusted EBITDA that also excludes amounts with respect to non-cash compensation expense because it believes that this non-cash expense is also not indicative of the Company’s financial or operating performance. In addition, the Company believes that the quantification of the expense recorded under SFAS 123(R) with respect to non-cash compensation includes factors, such as share price and volatility, that are not within the control of the Company’s management, and thus do not necessarily allow the evaluation of the Company’s financial performance. Furthermore, SFAS 123(R) and Staff Accounting Bulletin 107 allow usage of different methods to measure the

Securities and Exchange Commission
June 7, 2007

expense so that different companies can reach different results in similar situations. The Company believes that this adjustment to EBITDA can provide investors with the ability to adequately compare the Company’s results with that of its peers. The Company notes that several of its competitors and other filers in its industry exclude non-cash compensation expenses in their non-GAAP financial measures.

In addition, the Company believes that this adjustment for non-cash compensation expense allows for a greater degree of comparability between its current and prior periods. Specifically, the Company adopted SFAS 123(R) from the first interim period beginning on January 1, 2006. As a result, disclosure of adjusted EBITDA that excludes non-cash compensation expense allows investors to adequately compare its current results and its results for periods prior the adoption of SFAS 123(R). The disclosure on page 10 has been revised to clarify the above.

General

The Company believes that its presentation of adjusted EBITDA that (i) excludes minority interest in net income of APC and non-cash compensation expense but (ii) includes cash distributions paid to minority interest holders of APC, provides investors with transparency into what is used by management to measure and forecast the Company’s results of operations because the Company’s management and Board of Directors use such non-GAAP financial measure to prepare the Company’s operating budgets, assess the Company’s financial performance, allocate resources, monitor the Company’s compliance with the debt covenants contained in its senior credit facility and to determine performance-based short-term incentive bonuses for its executive officers. As a result, the Company believes that presenting this adjusted EBITDA will permit investors to asses the Company’s performance on the same basis applied by the Company’s management and Board of Directors in their measurement of the operational profitability of the Company. In summary, the Company is not using adjusted EBITDA in an attempt to smooth earnings, but instead to increase the relevance of information provided to investors due to the usefulness of adjusted EBITDA as discussed above.

The Company also notes that FAQ 8 states that in order for the inclusion of a non-GAAP financial performance measure such as the Company’s adjusted EBITDA to not be considered misleading, certain other disclosures must be made, including (i) the material

Securities and Exchange Commission
June 7, 2007

limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and (ii) the manner in which management compensates for these limitations when using the non-GAAP financial measure. The Company believes that it satisfies these requirements in the disclosures in footnote 5 on pages 10, 11, 31 and 32 by disclosing (i) that the non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results, (ii) that these non-GAAP measures may be different than the non-GAAP measures used by other companies and (iii) a reconciliation of adjusted EBITDA to income (loss) from continuing operations.

For the reasons discussed above, the Company believes the disclosure of adjusted EBITDA is not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and is consistent with the requirements of FAQ 8, and therefore can be disclosed to investors to assist them in their assessment of the Company’s operating performance.
Risk Factors, page 12
General
12.	We note your disclosure on page 33 that under the terms of APC’s amended and restated operating agreement Trott & Trott and Feiwell & Hannoy have the right, for a period of six months following the second anniversary of this offering, to require APC to repurchase all or any portion of interest held by them. Please provide a risk factor to describe the risks associated with this agreement or tell us why one is not necessary.

Response:	The disclosure on page 20 has been revised to reflect the fact that if the minority members of APC exercise their put right, the Company would incur additional indebtedness. The Company does not believe a separate risk factor with respect to the put right provided to the two minority members of APC is necessary as (1) the put right is not exercisable by either minority member until at least two years from the date of the offering; (2) the purchase price is payable by APC evenly over a three year period pursuant to the terms of a promissory note with a fixed interest rate; (3) such note would be unsecured and subordinated to the Company’s senior credit facility obligations; and (4) based on the multiple of adjusted EBITDA set forth in the amended and restated operating agreement, the Company does not believe that the exercise of the put right by the minority members and the resulting purchase price obligation will materially adversely affect the Company’s financial

Securities and Exchange Commission
June 7, 2007

position. Conversely, in the long-term, the Company believes it could benefit from the redemption of the minority interests in APC because it would then retain 100% of all cash distributions generated by APC and no longer have to record a charge on its consolidated statements of operations for the minority interest in net income of subsidiary.
We depend on the economies and the demographics of our targeted sectors in the local and regional markets that we serve, page 12
13.	Please revise to discuss whether you are concentrated in any particular market in which you do business.

Response:	A risk factor has been added on page 13 to describe the risks associated with the concentration of the Business Information Division’s operations in Maryland.
A change in the laws governing public notice requirements may reduce or eliminate the amount of public notices, page 12
14.	Please disclose whether there have been proposals related to limiting public notices in the markets in which you do business. If so, please discuss the potential risks related to those proposals.

Response:	Legislatures in Arizona, Colorado and Idaho, each of which are states in which the Company publishes public notices, have considered proposals that would reduce the number of public notices required by statute to be published in print. However, none of those states have yet enacted these proposals, and even if enacted, the Company believes such proposals would have an insignificant effect on the Company’s public notice revenues because of the types of notices that are the subject of these proposals. The Company notes, however, that it has added specific disclosure on page 12 regarding a recent interpretation of the laws of Idaho that changes the eligibility requirements for publishing public notices.
Selected Consolidated Historical and Unaudited Pro Forma Financial, page 28
15.	Revise to disclose the predecessor’s basic and diluted net income (loss) from continuing operations for each period presented. Please note that we do not believe the significant change in capital structure at the closing of the predecessor’s July 31, 2003 restructuring provides a basis for omitting this information. Refer to the requirements outlined in Instruction 2 to Item 301 of Regulation S-K. Also, revise the footnotes to explain the nature and terms

Securities and Exchange Commission
June 7, 2007

of the restructuring that occurred on July 31, 2003 and which resulted in the change in basis.

Response:	The Company respectfully notes the provision of Instruction 1 of Item 301 of Regulation S-X, which states “The purpose of the selected financial data shall be to supply in a convenient and readable format selected financial data which highlight certain trends in the registrants financial condition and results of operations.” The Company believes that disclosure of its predecessor’s earning per share information would be confusing for investors as they could not identify nor understand any trends by comparing the earnings per share of the Company’s predecessor to the earnings per share of Dolan Media Company for the reasons discussed below. The Company believes that the risk of causing confusion of investors outweighs any benefits provided to investors by the disclosure the earnings per share of its predecessor.

The Company continues to believe that its predecessor’s earnings per share information is not comparable and would be misleading to investors because the Company’s predecessor had a completely different capital structure that consisted of seven classes of convertible preferred stock, one class of nonconvertible preferred stock and common stock. As a result, the weighted average shares of the predecessor company has no correlation to Dolan Media Company’s common stock equivalents. Prior to the restructuring on July 31, 2003, the predecessor had 6,938,326 shares of common stock and common stock equivalents outstanding. Upon completion of the restructuring, the Company had 980,000 shares of common stock and common stock equivalents. Thus, an investor seeking to compare the basic and diluted income (loss) from continuing operations of the Company’s predecessor for periods prior to August 2003 to the Company’s basic and diluted income (loss) from continuing operations for all periods thereafter on a per share basis could not reach any meaningful conclusions or highlight any trends due to this significant difference in share data that would be included in the denominator of such a calculation. Disclosure has been added to footnote 6 on page 32 to provide an explanation of the nature and terms of the restructuring that occurred on July 31, 2003.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Share-Based Compensation Expense, page 38
16.	We note from your disclosure that you intend to issue restricted shares of common stock on the date of this prospectus that will vest over a four-year period based on the increase in the trading price of your common stock. You

Securities and Exchange Commission
June 7, 2007

state that share-based compensation associated with these restricted shares of common stock is recognized only to the extent that you believe performance conditions attributable to such awards will ultimately be satisfied. Your accounting treatment does not appear to adhere to the guidance in paragraph 19, 48, A50 and A60 of SFAS No. 123(R). Since these restricted shares of common stock will vest based on the increase in the trading price of your common stock, it appears that these awards contain a market condition (as defined in SFAS No. 123(R)) that affects vesting. The effect of a market condition should be reflected in the grant-date fair value of the award and compensation cost should be recognized for an award with a market condition over the requisite service period (as defined in SFAS No. 123(R)), provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied. Please revise your accounting policy accordingly or tell us why you believe your accounting is in accordance with SFAS No. 123(R). Also please revise MD&A to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with these awards. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why.

Response:	The disclosure on page 39 and 40 has been revised to adhere to the requirements of SFAS No. 123(R) for awards containing market and performance conditions. To date, the Company has not granted share-based compensation awards that contain market or performance conditions. The Company has also revised the disclosure on pages 39 and 40 to provide the share-based compensation expense with respect to stock options granted in October 2006 for the year ended December 31, 2006 and the three months ended March 31, 2007, as well as the share-based compensation expense expected in 2007 for the previously granted stock options. Disclosure has also been added on pages 39 and 40 to explain how such expense was determined for the stock options granted by the Company in October 2006. In addition, such information will also be disclosed on pages 39 and 40 for the stock options and restricted shares the Company intends to grant on the date of the prospectus once the Company determines the assumptions that will underlie the valuation of such awards.

Securities and Exchange Commission
June 7, 2007

Management, page 71
17.	Please revise to disclose Mr. Rossi’s business experience during the past five years. We note the period from August 2003 through March 2004 is not currently disclosed. Please refer to Item 401(e) of Regulation S-K.

Response:	The disclosure on page 79 has been added to disclose Mr. Rossi’s business experience from August 2003 through March 2004.
Grant of Plan-Based Awards in 2006, page 87
18.	Please reconcile the $1,857,000 of compensation expense associated with the stock options granted to Mark E. Baumbach during 2006 as disclosed in the table on page 87 with the $52,000 of share based compensation expense recognized during 2006 as disclosed in Note 1 on page F-11 and the unrecognized expense of $118,000 disclosed in Note 13 on page F-27 which will be recognized over a weighted average period of 2.78 years.

Response:	The Company respectfully notes that the compensation expense disclosed on page 89 is $1,857, and not $1,857,000. On October 11, 2006, the Company granted stock options to purchase a total of 14,000 shares of its common stock at price per share of $20.00 to certain of its employees. In connection with this grant, Mr. Baumbach received stock options to purchase 500 shares of common stock. The compensation expense of $1,857 disclosed for Mr. Buambach’s stock options on page 89 represents the pro rata share of the $52,000 of share-based compensation expense in the aggregate reported by the Company for the year ended December 31, 2006 attributed to Mr. Baumbach’s stock options.
Principal and Selling Stockholders, page 107
19.	Please revise here to indicate whether any selling stockholders are affiliates of broker-dealers. If so, please revise to state that the selling stockholder purchased in the ordinary course of business and at the time of the purchase of the securities to be sold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make those statements for each affiliated selling stockholder, then please state that the selling stockholder is an underwriter.

Response:	The disclosure on page 114 has been added to indicate that each selling stockholder has represented to the Company that he, she or it (i) is not a broker-dealer or an affiliate of a broker dealer and (ii) purchased shares of the Company’s common stock in the ordinary course of business and, at the time of such purchase, had no

Securities and Exchange Commission
June 7, 2007

arrangements or understandings, directly or indirectly, with any person to distribute the securities.
20.	Please clearly identify by footnote the individual or individuals who have voting and dispositive power with respect to the shares being offered for resale by BF Media Investors L.P. and DMIC LLC. Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Response:	The disclosure to the footnotes on page 117 has been added to identify the individual or individuals who have voting and dispositive power with respect to the shares owned by BG Media Investors, LP and DMIC LLC.
Underwriting, page 118
21.	Please expand this section to disclose that the selling shareholders may be deemed to be underwriters.

Response:	Disclosure has not been added to state that the selling stockholders may be deemed to be underwriters because, as noted in the response to Comment 19 above, each selling stockholder has represented to the Company that he, she or it (i) is not a broker-dealer or an affiliate of a broker dealer and (ii) purchased shares of the Company’s common stock in the ordinary course of business and, at the time of such purchase, had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. The Company also notes that the shares of common stock being sold by each selling stockholder has been beneficially owned by such selling stockholder for over two years. The unrelated registered broker-dealers listed on page 127 will serve as underwriters for the offering of such shares of the selling stockholders, as well as the shares being offered by the Company.
Dolan Media Company (Historical)
Consolidated Balance Sheet, page F-3
22.	We note from the disclosures provided in your Capitalization table on page 25 and elsewhere in the registration statement that your capitalization and outstanding common shares will change significantly in connection with the planned offering due to the conversion of your shares of outstanding Series C preferred stock into shares of Series A preferred stock, Series B preferred stock and common stock; the redemption of the Series A and Series B preferred stock; and the issuance of restricted shares of common stock on the date of your prospectus. Given these significant changes in capitalization and outstanding shares, please revise to include a pro forma balance sheet

Securities and Exchange Commission
June 7, 2007

alongside your historical balance sheet giving effect to these changes in capitalization that will occur in connection with the offering (excluding the effects of the offering proceeds). Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization on the face of your statement of operations and provide adequate footnote disclosure, which clearly explain the methods and assumptions involved along with disclosures as outlined in paragraph 40 and 41 of SFAS No, 128. Please note that in preparing pro forma earnings per share, you should give effect in the weighted average shares used to compute pro forma EPS of the number of shares to be issued in the offering at the expected offering price whose proceeds will be required to redeem the Series A and Series B preferred stock in accordance with SAB Topic 1:B:3. Your Summary Consolidated Financial Data on page 8 and your Selected Consolidated Financial Data on page 28 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

Response:	On page F-3, the Company has included an as adjusted balance sheet as of March 31, 2007 alongside its historical balance sheet as of March 31, 2007, giving effect to the adjustments that will occur in connection with the offering (and excluding the effects of the offering proceeds), as described in the footnotes added on page F-7. Additionally, the Company has revised its consolidated statement of operations set forth on page F-4 and the related footnotes on page F-8, to (i) disclose the Company’s as adjusted earnings per share (basic and diluted) for 2006 and the first quarter of 2007 and (ii) describe the methods and assumptions involved with such calculation.
Note 2 — Acquisitions
2004 Acquisitions, page F-12
23.	We note from your disclosure on page F-12 and F-14 that goodwill associated with the Lawyers Weekly Inc., Counsel Press LLC and Arizona New Services acquisitions comprises the majority of the total purchase price allocation. Considering the overall significance of goodwill recognized in your financial statements, please disclose and explain in detail for each acquisition in Note 2 the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in each acquisition, which resulted in significant amounts of goodwill. Refer to paragraph 35 through 46, 51(b) and appendix A of SFAS No. 141 for guidance. We may have additional comments after receipt of your response.

Response:	Disclosure has been added on pages F-14 and F-15 to explain the additional factors that led the Company to pay a premium over the

Securities and Exchange Commission
June 7, 2007

fair value of the net tangible and identified intangible assets acquired in connection with each of the Lawyers Weekly Inc., Counsel Press LLC and Arizona New Services acquisitions. In addition, such disclosure clarifies why the Company believes that none of the premiums paid would represent an intangible asset that meets the criteria for recognition apart from goodwill. In addition, the Company notes the following supplemental information to clarify the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in the Lawyers Weekly, Counsel Press and Arizona News transactions, and which resulted in the amounts of goodwill recorded by the Company.

Lawyers Weekly

Regarding the Lawyers Weekly acquisition in September 2004, the Company undertook a rigorous process to identify and value all intangible assets with the assistance of a third party appraiser. As a result of this process, $10.4 million of specific intangible assets were identified, including $5.1 million for the estimated fair value of subscriber customer lists, $900,000 for advertiser customer lists and $4.4 million for mastheads and tradenames. The Company considered the guidance as well as the list of intangible assets that meet the criteria for recognition apartment from goodwill as identified in SFAS No. 141 Appendix A and believes that all intangible assets separable from goodwill were identified and recorded.

The $27.8 million recorded as goodwill in connection with the Lawyers Weekly transaction, or 69% of the gross purchase price, is attributable to the items listed below. The Company believes that each of these items represents value related to goodwill and not intangibles separable from goodwill. Each of the items discussed below are summarized in the updated disclosure on page F-12.

Strategic Fit
•	The Company expected to benefit from Lawyers Weekly’s assets and capabilities, including a focus on law related business information products. Prior to this acquisition, the Company was the largest court and commercial newspaper publisher in Minnesota, Wisconsin, Missouri, Maryland and western New York. The acquisition of Lawyers Weekly broadened the Company’s geographic reach by making the Company the largest court and commercial newspaper publisher in six additional states.

Securities and Exchange Commission
June 7, 2007

•	After the acquisition, the Company expected that its consolidated operations would have a strong, diversified set of products and service offerings.

Cost Savings and Revenue Synergies

•	The Company anticipated that it would be able to combine general and administrative expenses (accounting, human resources and information technology) by consolidating and centralizing these back office operations.

•	The Company further anticipated that Lawyers Weekly would provide it with a large scale, broader geographical reach and a small national publishing platform, thus enabling increased success by the Company in national advertising sales.

•	The Company also expected that it could reduce duplicate corporate functions between the Company and Lawyers Weekly.

Counsel Press

Regarding the Company’s acquisition of Counsel Press, the Company undertook a rigorous process to identify and value all intangible assets with the assistance of a third party appraiser. As a result of this process, $5.7 million of specific intangible assets were identified, which consisted entirely of the estimated fair value of customer lists.

In making the determination described above, the Company considered the guidance as well as the list of intangible assets that meet the criteria for recognition apartment from goodwill as identified in SFAS No. 141 Appendix B and believes all intangible assets separately from goodwill were identified and recorded.

In connection with the Counsel Press acquisition, the Company recorded goodwill of $7.8 million, which represented 48% of the gross purchase price and can be attributed to a number of reasons that are discussed below and summarized in the Company’s revised disclosure on page F-13:

Securities and Exchange Commission
June 7, 2007

Strategic Fit
•	The Company already had a significant presence in the legal sector and expected that Counsel Press’ operations would expand its activities in a profitable legal services business.

•	The Company also anticipated that it could market the services provided by Counsel Press through its existing Business Information products aimed at legal professionals.

Cost Savings and Revenue Synergies
•	The Company anticipated that it would be able to combine general and administrative expenses (accounting, human resources and information technology) by consolidating and centralizing these back office operations.

Arizona News

Regarding the 2005 Arizona News Service acquisition, the Company undertook a rigorous process to identify and value all intangibles. As a result of this process, $2.8 million of specific intangible assets were identified, including $411,000 for subscriber customer lists, $400,000 for advertiser customer lists and $100,000 for trade names.

The Company considered the guidance as well as the list of intangible assets that meet the criteria for recognition apartment from goodwill as identified in SFAS No. 141 Appendix B and believes all intangible assets separable from goodwill were identified and recorded.

In connection with the Arizona News acquisition, the Company recorded goodwill of $1.9 million, which represented 53% of the gross purchase price. The Company paid this premium over the fair value of the net tangible and identified intangible assets acquired for a number of reasons, including those described below and which are summarized in the revised disclosure on page F-13. The Company believes that each of these represents value related to goodwill and not intangibles separable from goodwill:

Securities and Exchange Commission
June 7, 2007

Strategic Fit
•	The Company believed that Arizona News Service was an attractive newspaper platform with stable cash flows.

•	The Company anticipated that it could leverage its existing Business Information infrastructure to expand and streamline the Arizona operations.
American Processing Company, page F-14
24.	Please tell us and revise Note 2 to explain how you determined the value assigned to the 25,000 shares of Dolan Media Company common stock that were issued in connection with the acquisition of an 81% interest in APC which were valued at $5 per share. Refer to the disclosure requirements outlined in paragraph 51d of SFAS No. 141. Also, please tell us and explain in Note 2 how you calculated or determined the fair value of the services agreement entered into with Trott & Trott in connection with the acquisition transaction. In addition, please explain whether any portion of the purchase price was allocated to the put right held by the minority investor in APC which gives them the right to require APB to purchase all or any portion of its membership interest for a purchase price equal to 6.25 times the trailing twelve month EBITDA of APC. If not, please explain why. Also, revise Note 2 to disclose the primary reasons for this acquisition, including the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Response:	The Company respectfully notes that it issued 50,000 shares of its common stock valued at $5.00 per share to Trott & Trott on March 14, 2006, in connection with the APC acquisition. The $5 per share common stock price was also the price that was used in conjunction with the Company’s March 31, 2006 valuation of its mandatorily redeemable series C preferred stock that was determined by the Company’s Board of Directors. As the Company did not have any third-party cash transactions with respect to its common stock near March 2006, the Company prepared a valuation of the common stock using the Income Approach: Discounted Cash Flow Method and the Market Approach: Market Comparable Method.

The Income Approach was applied in three steps:

1. The Company estimated an appropriate discount rate to be used to discount projected future cash flows to their present value

Securities and Exchange Commission
June 7, 2007

equivalents. The discount rate was determined to be 13%, based upon a weighted average cost of capital analysis which is also consistent with the methodology that the Company’s independent appraisers, Duff & Phelps, used in preparing valuations for the Company’s common stock in September 2006, December 2006 and March 2007.

2. The Company identified free cash flows from operations. Significant assumptions used in connection with such calculation included (i) revenue growth of 36.6% in 2006 (the 2006 assumption was so comparatively large because it included the revenues from the APC acquisition), 6.6% in 2007, 4.0% for each year from 2008 through 2012 and 3.5% for each year thereafter and (ii) the Company’s EBITDA as a percentage of revenue of increasing to 22.2% in 2007, and to 25% by 2015.

3. The present value of these free cash flows was calculated, a marketability discount of 35% and a minority discount of 12% were applied to the indicated value and the result was determined to be $5 per share. The marketability discount and the minority discount used by the Company was consistent with the corresponding discounts used by Duff & Phelps in its September 2006 appraisal. Please also refer to the Company’s basis for this discount contained to the response to Comment No. 33 below and also in the valuation report of Duff & Phelps, and the related updates, that the Company has supplementally enclosed herewith. The Company respectfully requests that such valuation report, and the related updates thereto, that have been supplementally provided herewith, be promptly returned to the Company pursuant to the provisions of Section 418(b) of Regulation C under the Securities Act of 1933, as amended.

It should also be noted that the marketability discount and the minority discount were incrementally decreased once the Company made a decision to pursue an initial public offering.

The Market Approach was applied in four steps:

1. The Company determined the pro forma EBITDA and found it to be $23.5 million.

2. The Company determined a market multiple of 8.7 times EBITDA.

3. The Company determined an indicated enterprise value of $13.8 million. After deducting the value of the debt, net of cash, APC

Securities and Exchange Commission
June 7, 2007

put option, redemption value of the series A preferred stock and series C preferred stock, and estimated selling costs.

4. The Company then applied a marketability discount of 35% and a minority discount of 12% to determine a market value of $5 per share.

The Company had an independent valuation prepared by certified public accounting firm, Blanski Peter Kronlage & Zoch, P.A. (the “BPK&Z”) to assist the Company in estimating the fair value of the Services Agreement between APC and Trott & Trott. This valuation was prepared using the Income Approach (the Discounted Future Returns Model). This method uses a specific forecast of future benefits over a specified period of time. The present value of these benefits is then calculated, which such amount represented the value of the Services Agreement. For purposes of this analysis, the BPK&Z used management’s estimated APC’s earnings before interest, taxes, depreciation and amortization (EBITDA) to use as the benefit stream that the Company would receive from APC.

The significant assumptions developed by management that BPK&Z used in performing it fair value appraisal are as follows:

1. With respect to APC’s revenues for 2006, as the Services Agreement with Trott & Trott fixes the fee per file, the forecast required an estimate of the number of files that would be serviced by the Company. This forecast was based on information about the actual number of files serviced and the Company’s forecast of the expected increase.

2. With respect to APC’s revenues for 2007 and beyond, management assumed 4% growth each year based on their review of market conditions and expected growth at the date of the appraisal.

3. With respect to APC’s expenses for 2006 and beyond, management assumed that expenses would remain constant at 69.9% of revenues and consistent with actual operating results

4. APC Minority interest deduction was assumed to be 24.4% of revenues.

5. The discount factor in determining the net present value was 24.3%. The basis for this discount rate is explained in detail in Appendix 4 to the Duff & Phelps valuation report that the

Securities and Exchange Commission
June 7, 2007

Company is supplementally providing with this Letter. The Company respectfully requests that such valuation report that have been supplementally provided herewith, be promptly returned to the Company pursuant to the provisions of Section 418(b) of Regulation C.

These factors described above resulted in an estimated fair value of the Services Agreement of $31,000,000.

In addition to the Services Agreement, management considered whether there were other finite lived intangible assets that should have some of the purchase price allocated to them. BPK&Z and management determined that the projected case management software system internally developed by APC should have $1.7 million of the purchase price assigned to it. They did not find any other intangible assets that should be assigned any value. Accordingly, the balance of the intangible assets value was assigned to goodwill.

The Company has supplementally provided to you a copy of BPK&Z’s report, which is enclosed herewith. The Company respectfully requests that such valuation report that has been supplementally provided herewith, be promptly returned to the Company pursuant to the provisions of Section 418(b) of Regulation C under the Securities Act of 1933, as amended.

The Company did not allocate any of the purchase price paid by it to Trott & Trott to the put right held by the minority investor in APC. In determining whether a liability existed at the date of the acquisition, the Company looked at the guidance contained in paragraph 10 of SFAS No. 150. The Company concluded that the put was not a freestanding instrument, but instead embedded in the APC membership interests that were purchased by the Company. Under paragraph 10 of SFAS No. 150, because the put instrument “embodies a conditional obligation” to acquire the remaining APC membership interests that is “an event not certain to occur” (because Trott & Trott may never exercise the put and cannot be required by the Company to sell any membership interests of APC that it owns), the put right was not mandatorily redeemable at inception and will only become mandatorily redeemable, and therefore a liability, if (i) that event occurs, (ii) the condition is resolved or (iii) the event becomes certain to occur. Therefore, the Company concluded that a liability did not need to be recorded in connection with the allocation of the purchase price paid to Trott & Trott for the put right until such put right was either exercised, terminated or becomes certain to be exercised.

Securities and Exchange Commission
June 7, 2007

Disclosure has been added to page F-16 to clarify how the Company determined the fair value of the services agreement entered into with Trott & Trott in connection with the acquisition of APC in March 2006. The Company has revised its disclosures on page F-16 to disclose the primary reasons for the acquisition of APC, including the factors that contributed to a purchase price that resulted in recognition of goodwill.
Robert A. Tremain, page F-15
25.	Please explain why $3.3 million of the purchase price for the acquisition of the mortgage default processing services of Robert A. Tremain & Associates was allocated to the APC long-term services contract. It is unclear to us why an amount would be assigned to this agreement in connection with this acquisition, since it appears the services agreement resulted from the acquisition of an 81% interest in APC. Please advise or revise as appropriate.

Response:	On November 10, 2006, APC purchased the assets related to the mortgage default processing division of Robert A. Tremain & Associates. On the same date, Trott & Trott agreed to purchase the assets related to Robert A. Tremain & Associates’ legal services division. The closing with respect to Trott & Trott’s acquisition of the legal assets did not occur until February 16, 2007, after a statutorily required ninety day waiting and notice period was completed. During the interim period from November 10, 2006 until the closing in February 2007, Robert A. Tremain & Associates agreed to refer 100% of its mortgage default processing work to APC pursuant to the terms of a services agreement. On February 16, 2007, the Tremain services agreement terminated automatically upon the closing of Trott & Trott’s acquisition of the legal services assets from Robert A. Tremain & Associates because Trott & Trott, which now owned such legal services assets, agreed to refer all mortgage default processing services arising from such legal services to APC under the terms of the existing services agreement between APC and Trott & Trott, dated March 14, 2006. Therefore, the Company allocated $3.3 million of the purchase price paid to Robert A. Tremain & Associates to the existing services agreement between APC and Trott & Trott because all ongoing mortgage default processing work from and after the expiration of the ninety day waiting period would be referred to APC by Trott & Trott pursuant to the terms of the existing services agreement with Trott & Trott.

In assigning such allocation, the Company estimated the fair value of the long-term services agreement using an income approach

Securities and Exchange Commission
June 7, 2007

similar to the approach used in the Company’s acquisitions of APC and Feiwell & Hannoy. The footnote on page F-17 has been modified to more clearly describe the long-term services agreement.
Note 3 — Investments, page F-16
26.	We note from your disclosure that you paid $1 million holdback and $504,000 additional purchase price in 2006 and allocated these amounts to customer list intangible. Also we note from your disclosure on page F-17 that you amortized approximately $1.5 million in your statement of operations. Please tell us if the approximately $1.5 million amortized and disclosed on page F-17 is for the abovementioned customer list intangible consisting of the $1 million holdback and $504,000 additional purchase price in 2006. Also, please explain why the full amount of this intangible was recognized in 2006 when the disclosure in the second paragraph on page F-16 describes that the intangible is being amortized through 2015 or over a period of approximately 8 years.

Response:	The Company purchased 35% of the membership interests of DLNP on November 30, 2005 for $16.8 million. In accordance with SFAS No. 141, on the date of acquisition, an equity method purchase price allocation was performed. Based on this allocation, the entire excess purchase price of approximately $15 million was allocated to a customer relationship intangible and is being amortized over approximately 10 years. Therefore, the Company is recording amortization expense for this intangible of approximately $1.5 million each year. The $1.5 million amortization expense disclosed on page F-20 represents the 2006 customer list intangible amortization expense. It is merely a coincidence that it is the same amount that was recorded as additional purchase price for the holdback and additional purchase price in 2006.
27.	We note the disclosure included in Note 3 which indicates that the Company recorded a $600,000 earn-out accrual because the actual DLNP performance target was achieved and that this amount was recorded as an increase in the DLNP investment. We also note that the Company may be obligated to pay additional consideration of up to $600,000 if DLNP exceeds certain performance targets in 2007, which would be accounted for as additional purchase price. Please tell us and revise Note 3 to explain in further detail the nature and terms of the performance targets that were or must be achieved for the 2006 and 2007 earn-out payments to be required. As part of your response, you should also explain why you believe it is appropriate to reflect these earn-out payments as additional purchase price for your investment.

Securities and Exchange Commission
June 7, 2007

Response:	The disclosure on Note 3 on page F-20 has been revised to include a description of the specific performance target that must be met for the previous owners to receive the earn-out payments. The earn-out payments are each based on whether DLNP meets specific EBITDA targets during each of fiscal year 2006 and 2007. Specifically, the sellers of the membership interests of DLNP received an aggregate earn-out payment of $600,000 with respect to fiscal year 2006 because DLNP’s adjusted EBITDA for the twelve months ended December 31, 2006 exceeded $8 million. Similarly, these sellers will be eligible to collectively receive an additional earn-out payment of $600,000 if DLNP’s adjusted EBITDA for the twelve months ending December 31, 2007 exceeds $8.5 million. In connection with its response to your question above, the Company considered the guidance in EITF Issue No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination.” None of these earn-out payments are compensation for services performed by the previous owners, but rather are used to shift the risk that future operating results that were used to value the purchased membership interests are not as anticipated to the sellers. Therefore, the Company believes that the earnout payment was a payment of additional purchase price for exceeding revenue targets contained in the Company’s original valuation of DLNP. Accordingly, the Company believes that it is appropriate to capitalize these earn-out payments as additional purchase price.
28.	Please revise to eliminate the heading “unaudited” from the DLNP summarized financial data presented in Note 3 for 2005.

Response:	As described in Comment 44 below, the Company does not believe that audited financial statements of DLNP were required for fiscal year 2005 under the provisions of Rule 3-09 of Regulation S-X in fiscal year 2005. As a result, the Company has not revised the heading of “unaudited” from the DLNP summarized financial data presented in Note 3 on page F-21.
Note 5 — Goodwill and Finite-Life Intangible Assets, page F-18
29.	We note from the disclosure in the last paragraph on page F-18 that goodwill associated with the Counsel Press acquisition was increased by $380,000 during 2006 for an earn-out amount. Please tell us and explain in the notes to your financial statements the nature and terms of the arrangement under which this earn-out amount became payable. As part of your response, you should also explain why you believe it is appropriate to reflect the payment of the earn-out as part of the purchase price for the Counsel Press acquisition.

Securities and Exchange Commission
June 7, 2007

Response:	The disclosure in Note 5 on page F-22 has been revised to include an explanation of the nature and terms of the earn-out target related to the Counsel Press acquisition. The earn-out payment was calculated based on Counsel Press earning $12.0 million in revenue in the twelve months ended January 31, 2006. In responding to your question above, the Company considered the guidance in EITF Issue No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination.” The earnout payment was not linked to continuing employment of any selling shareholders, but rather was used by the Company to shift the risk that future operating results of Counsel Press that were used to value the purchased assets would be less than anticipated to the sellers. In addition, the earnout payment was paid to each selling shareholder in proportion to the original purchase price payment received by such shareholder. Therefore, the Company believes that the earnout payment was a payment of additional purchase price for exceeding revenue targets contained in the Company’s original valuation of Counsel Press. Accordingly, the Company capitalized this earn-out payment as additional purchase price that was allocated to goodwill.
Sunday Welcome Inc., page F-19
30.	We note the disclosure indicating that on October 10, 2006, the Company terminated a revenue sharing agreement with Sunday Welcome for $3.0 million. Please explain why you believe it is appropriate to capitalize and amortize the $2.8 million paid in connection with the termination of the revenue sharing arrangement over a period of seven years. As it appears this payment was made to terminate an existing arrangement, we believe it should be expensed as incurred since it does not appear to provide future benefit. If you continue to believe that your current treatment is appropriate, explain in detail your basis for this conclusion.

Response:	The Company has revised the disclosure on page F-24 to include additional details with respect to the Sunday Welcome transaction, including the Company’s acquisition of a customer list and entry into a non-compete agreement in connection therewith, as well as to more fully describe the transaction between Sunday Welcome and Daily Journal of Commerce, Inc., a wholly-owned subsidiary of the Company. The Company also evaluated the asset purchase agreement between Daily Journal of Commerce, Inc. and Sunday Welcome, as well as the substance of the transaction against the criteria in EITF 98-3 and concluded it did not contain all of the

Securities and Exchange Commission
June 7, 2007

requisite elements of a business. Therefore, the transaction was not accounted for as a business combination.

Supplementally, the Company is providing the background information described below with respect to the Sunday Welcome transaction. The Company purchased all of the assets of Sunday Welcome on October 10, 2006 for $3.0 million. The purpose of this transaction was to gain access to the customers who place public notices in one of the Company’s newspapers, Daily Journal of Commerce, located in Portland, Oregon. Prior to this transaction, these customers were solicited and serviced by Sunday Welcome under the terms of a long-term contract between Sunday Welcome and a wholly-owned subsidiary of the Company, Daily Journal of Commerce, Inc.

The history between Sunday Welcome and the Company is as follows:

1.	Sunday Welcome is a general partnership located in Portland, Oregon. Until the 1940s, it was in the business of publishing a daily newspaper. As such, it competed with the Daily Journal of Commerce.

2.	On January 12, 1942, Sunday Welcome and Daily Journal of Commerce entered into an agreement whereby Sunday Welcome ceased its publishing activities and entered into a sales agent relationship with Daily Journal of Commerce. This relationship was governed by a contract between the two parties. This contract was long running and was last extended in 1988 for 25 years.

3.	Under the terms of the contract, Sunday Welcome solicited all public notice customers in certain categories (i.e., foreclosure notices, probate notices). Pursuant to the contract, Sunday Welcome would take the notice information, submit it to the Daily Journal of Commerce for publishing, invoice the customers, collect the accounts receivable and act as Daily Journal of Commerce’s representative to the outside community.

4.	Daily Journal of Commerce would typeset the information, print it in its daily newspaper, and deliver the newspaper to the subscribers. In addition, Daily Journal of Commerce, Inc. provided office space, rent free, to Sunday Welcome for its three employees.

Securities and Exchange Commission
June 7, 2007

5.	Sunday Welcome had the exclusive right under the contract to solicit the customers, as Daily Journal of Commerce was prohibited from doing so.

6.	Daily Journal of Commerce and Sunday Welcome agreed to split the revenues from the public notices 50/50.

7.	During 1997, Dolan Media Company, through a wholly-owned subsidiary, now known as Daily Journal of Commerce, purchased the assets of Daily Journal of Commerce and assumed the contract with Sunday Welcome.

On October 10, 2006, Daily Journal of Commerce purchased the assets of Sunday Welcome for $3.0 million. This purchase price was based on a multiple of trailing cash flows of Sunday Welcome and expected growth. The assets purchased included a customer list, pricing information and the contract between Daily Journal of Commerce and Sunday Welcome. In addition, the owners of Sunday Welcome agreed to enter into a non-competition agreement with Daily Journal of Commerce. The amount of the purchase price allocated to the non-compete agreement was estimated to be $210,000 and the amount allocated to the customer list intangible was determined by the Income Approach: Discounted Cash Flow Method. This intangible is being amortized by the Company over 7 years, the expected period over which cash flows are expected to generated.
Note 7 — Common and Preferred Stock, page F-21
31.	We note from your disclosure that you account for the common stock conversion option in the Series C stock as a derivative. We also note from your disclose that the common stock conversion option is only part of the total conversion option for the Series C stock, which also entitles the holder to convert the Series C stock into an equal number of $1,000 redemption value Series B cumulative redeemable shares and 188,973 shares of Series A stock at December 31, 2006. In this regard, please revise your financial statements to provide complete and clear disclosure of the accounting treatment related to the conversion feature, which entitles the holder to convert the Series C stock into an equal number of $1,000 redemption value Series B cumulative redeemable shares and 188,973 shares of Series A stock (the “additional conversion feature”) for all periods presented. Your response should include, but not be limited to, an explanation of whether the “additional conversion feature” qualified for the paragraph 9 scope exception of SFAS No. 133 and if so, explain how you applied EITF No. 98-5 and 00-27. Also please tell us and disclose the date the Series A and C stock was issued and the nature of the consideration received in connection with their issuance.

Securities and Exchange Commission
June 7, 2007

Response:	The Company accounts for its series C preferred stock as mandatorily redeemable preferred stock at fair value under SFAS No. 150. This is due to the fact that it has a stated redemption date of July 31, 2010, and the conversion option to series A and series B preferred stock, without regard to the conversion option to the common stock (which is discussed below), would result in the same redemption date because the series A and series B preferred stock are mandatorily redeemable on such date. Therefore, under SFAS No. 150, the redemption is on a fixed or determinable date. Footnote 7 on page F-26 inadvertently stated that the Company accounted for the common stock conversion option as a derivative, which is not the case. The disclosure on page F-26 has been updated accordingly.

There is a portion of the series C preferred stock that, if converted, is not mandatorily redeemable at a fixed or determinable date. That non-mandatorily redeemable portion of the security represents the common stock portion of the conversion feature for which the holder can receive 565,905 shares of common stock. The Company concluded that this feature was minimal and nonsubstantive upon issuance when determining the accounting for its series C preferred stock. Under SFAS No. 150, the evaluation of whether a feature is minimal and nonsubstantive can only be made at the date of issuance of the security. The Company considered many factors in concluding that the common stock conversion portion of the security was minimal and nonsubstantive, including the fact that the investment in the series C preferred stock was made by a private equity group’s mezzanine fund and was in conjunction with the Company’s 2004 acquisition of Lawyers Weekly. At the time of such financing of this acquisition, the series C preferred stock investment was viewed as a “mezzanine” investment with a targeted rate of return to the private equity group of 13% to 15% (the Company’s use of the term “mezzanine” is intended to describe the nature of the purchasers’ investment in the series C preferred stock of the Company, which was considered to be a subordinated debt financing with an equity feature; the use of such word is in no way meant to ascribe any “mezzanine equity” qualities under EITF Topic D98 to the shares of series C preferred stock issued to these investors, or the shares of common stock into which such shares of series C preferred stock may convert). As is often the case with mezzanine investments, an equity conversion right was granted in the form of potential shares of common stock (i.e., the holders of series C preferred stock have the ability to convert into 565,905 shares of common stock). The Company believed the common stock was worth approximately $0.025 per

Securities and Exchange Commission
June 7, 2007

share at the time of the financing, which equates to a fair value of approximately $1,415 compared to the total series C preferred stock value upon issuance of $38,132,000. Therefore, the Company viewed its series C preferred stock as fundamentally a senior debt instrument with a conversion right to provide investors with the opportunity to share in any significant appreciation of the value of the Company’s common stock.

Disclosure has been added to page F-26 to indicate the date on which shares of the Company’s series A preferred stock and series C preferred stock were issued and the nature of consideration received in connection therewith.
32.	We note from the disclosure in Note 7 that the Series C preferred stock is entitled to convert into an equal number of $1,000 redemption value Series B cumulative redeemable shares, 188,973 shares of Series A Preferred stock and 586,673 shares of common stock. Given that the Series C stock is convertible into common shares, please explain why none of the value assigned to these shares has been reflected as “mezzanine equity” in your financial statements pursuant to the guidance in paragraph A9 of SFAS No. 150.

Response:	As explained in the Company’s response to comment No. 31, the series C preferred stock is accounted for as mandatorily redeemable preferred stock under SFAS No. 150 because the Company determined that the common stock conversion feature of the Company’s series C preferred stock was minimal and nonsubstantive. In addition, because the common stock conversion feature is not accounted for as a derivative under SFAS No. 133, the common stock conversion feature is not required to be bifurcated and accounted for separately. Therefore, none of the value of the Company’s series C preferred stock was assigned to these shares and separately accounted for as mezzanine equity.
33.	We note from the disclosure in Note 7 that the Company accounts for the increase or decrease in the fair value of the common stock conversion option in the series C stock as a derivative, with the increase or decrease in the fair value of the conversion option recorded as either an increase or decrease in interest expense at each reporting period. We also note that during 2004, 2005 and 2006, the Company recognized $1.0 million, $8.1 million and $20.2 million, respectively, as interest expense for the change in the fair value of the conversion option. In this regard, please explain in further detail how the Company calculated or determined the fair value of the common stock conversion feature during each period presented. As part of your response, you should explain in detail the methods and significant assumptions that were used to calculate the fair value of the conversion option at the end of

Securities and Exchange Commission
June 7, 2007

each period. Although, your current disclosures provide an overview of the methods used, they do not adequately explain the significant assumptions, the basis for the assumptions or probability weightings assigned to the various methods used or explain how these methods were ultimately translated into the overall values assigned to the conversion options at the end of each period. As part of your response you should also supplementally provide us with a copy of the independent third party valuations that were used in estimating the fair value of the conversion option. We may have further comment upon review of your response and the related valuation reports.

Response:	The Company’s series C mandatorily redeemable preferred stock is accounted at fair value under SFAS No. 150. This fair calculation requires the Company to compute the fair value of the common stock portion of this security upon conversion, as well as the fixed redemption portion. The value of the common stock upon conversion option of the series C preferred stock is equal to the product of (x) the number of shares into which the series C preferred stock can convert and (y) the fair market value of the common stock at a particular point in time. The number of shares that the shares of series C preferred stock is convertible into is fixed by the terms of the Company’s certificate of incorporation, which is 565,905 shares of common stock (on a pre-split basis).

As the Company has been a privately-held company since its inception, without an active trading market for its securities, the Company engaged an independent third-party appraiser to assist it in estimating the fair value of the Company’s common stock in order to value the conversion option of the Company’s series C preferred stock. As noted in the Company’s response to Comment 24 above, the Company is supplementally providing a copy of the valuation reports issued by Duff & Phelps, a third-party appraiser engaged by the Company to prepare valuations for the Company’s common stock in September 2006, December 2006 and March 2007. The Company respectfully requests that such valuation reports be promptly returned to the Company pursuant to the provisions of Section 418(b) of Regulation C under the Securities Act of 1933, as amended.

The Company estimated the fair market value of the common stock at each reporting period as follows:

1. At December 31, 2005, the Company calculated the fair value under the Market Approach and determined it to be $5.00 per share.

2. At March 31, 2006, the Company calculated the fair value under the Income Approach and the Market Approach and determined it to be $5.00 per share.

3. At September 30, 2006, Duff & Phelps performed an independent, third-party appraisal of the common stock using the

Securities and Exchange Commission
June 7, 2007

Income Approach and the Market Approach. Based on the appraisal, determined the fair value to be $20.00 per share.

4. At December 31, 2006, Duff & Phelps performed an independent, third-party appraisal of the common stock using the Income Approach and Market Approach. Based on the appraisal, the Company determined the fair value to be $39.00 per share.

5. At March 31, 2007, Duff & Phelps performed an independent, third party appraisal of the common stock using the Income Approach and Market Approach. Based on the appraisal, the Company determined the fair value to be $88.00 per share.

The fair values per share calculated under the Income Approach (including the Company’s estimate of its enterprise value) and the Market Approach for each of the valuation dates are as follows (in thousands):

		Enterprise
Valuation Date	Income Approach	Value	Market Approach

December 31, 2005	N/A	N/A	$5.00

March 31, 2006	$5.00	N/A	$5.00

September 30, 2006	$20.00	$247 million	$17.00 - $23.00
December 31, 2006	$39.00	$291 million	$21.00 - $47.00
March 31, 2007	$88.00	$367 million	$54.00 - $100.00

The Company’s determination of fair value under each approach and the corresponding changes in fair value between periods was largely the result of the selection of and changes in certain significant assumptions. During these periods presented, changes in significant assumptions resulted from significant intervening events associated with the development of the Company’s business, as well as from certain economic events that impacted the Company’s business, which are described below.

Significant Intervening Events

The most significant events impacting the Company’s business during the fifteen month valuation period ended March 31, 2007 were as follows:

Securities and Exchange Commission
June 7, 2007

•	The Company started its mortgage default processing service business by acquiring 81% of the membership interest of APC, which, on March 14, 2006, (i) purchased from Trott & Trott the assets related to its mortgage default processing service business, and (ii) entered into a long-term services agreement with Trott & Trott for the provision of mortgage default processing services.

•	Revenues for businesses owned in 2005 and 2006 (i.e., “same store” revenues) grew significantly during 2006 due to increased advertising and public notices.

•	Results from the mortgage default processing business purchased on March 14, 2006 exceeded the Company’s expectations.

•	Results from the Company’s 35% investment in Detroit Legal News Publishing LLC purchased on November 30, 2005 exceeded the Company’s expectations.

•	On October 10, 2006, the Company expanded its Business Information Division by acquiring the customer list of Sunday Welcome, who had been responsible for initiating and managing the publishing of public notices for the Company’s court and commercial newspaper in Portland, Oregon.

•	On October 11, 2006, the Company expanded its appellate services division by acquiring the customer list from Reporter Company Printers and Publishers, which was in the business of providing appellate procedural advice and the assembly of and filing of appeals in New York.

•	On October 31, 2006, the Company acquired the business, operations, publication and distribution, as applicable, of St. Louis Watchman Legals, St. Louis County Watchman, St. Charles County Watchman, Jefferson County Watchman, Franklin County Watchman, Missouri Statewide Watchman, Watchman Newspaper Network and Watchman News Group in St. Louis, Missouri.

•	On November 10, 2006, APC expanded its mortgage default processing service business by purchasing the mortgage default processing assets of Robert A. Tremain & Associates.

•	On January 8, 2007, the Company had an organizational meeting regarding the commencement of the initial public offering process.

•	On January 9, 2007, APC expanded its mortgage default processing service business into Indiana by purchasing the mortgage default processing assets of Feiwell & Hannoy.

•	On March 30, 2007, the Company expanded its business information division by acquiring certain publications,k namely, the Mississippi Business Journal, Construction Mississippi and Mississippi NEXT, and the rights to a business and technology related exposition from Venture Publications, which was based in Jackson, Mississippi.

Securities and Exchange Commission
June 7, 2007

Valuation Date — Specific Assumptions and Considerations

A discussion related to the significant assumptions used and changes in the assumptions during the fifteen month period from December 31, 2005 to March 31, 2007 with respect to each valuation approach, and a discussion of the related significant intervening events follows.

Income Approach

The following table summarizes the significant assumptions utilized in the Income Approach for each of the valuation dates during the fifteen month period from December 31, 2005 to March 31, 2007.

	Terminal Value Assumptions
Valuation Date	Discount Rate	Long-term Growth Rate
December 31, 2005	13.0%	3.5%
March 31, 2006	13.0%	3.5%
September 30, 2006	13.0%	5.5% trailing down 4.0%
December 31, 2006	13.0%	5.5% trailing down to 4.0%
March 31, 2007	13.0%	11% trailing down to 4.0%

The following table summarizes the calculations made by Duff & Phelps in connection with the determination of the Company’s enterprise value as of the applicable valuation report date.

Business Enterprise
Value
	(Indicated Value of	Less: Adjustments	Equals: Indicated Value
	Total Invested	for Interest-Bearing	of Equity Before
Date of	Capital = Debt +	Debt, Preferred	Corresponding
Duff & Phelps	Preferred Stock +	Stock, and Other	Adjustments
Valuation Report	Equity)	Items	(Discounts)
September 30, 2006	$247 million	$185 million	$62 million
December 31, 2006	$291 million	$217 million	$74 million
March 31, 2007	$367 million	$218 million	$149 million

Securities and Exchange Commission
June 7, 2007

Changes in fair value from March 31, 2006 to September 30, 2006

The increase in fair value from March 31, 2006 ($5 per share of common stock) to September 30, 2006 ($20 per share of common stock) is attributable to the increase in the near term revenue and EBITDA assumption, and the increase in the growth rate assumption from 3.5% to 4.0%. The near term revenue and EBITDA assumptions and the long term growth rate were increased because the interim 2006 results were outpacing the Company’s original assumptions. These results were caused by higher than expected public notice volume (specifically related to mortgage foreclosure notices) and higher than expected mortgage foreclosure volume at APC, both of which the Company anticipated would continue.

Changes in fair value from September 30, 2006 to December 31, 2006

The increase in fair value from September 30, 2006 ($20 per share of common stock) to December 31, 2006 ($39 per share of common stock) is attributable to the increase in near term revenue and EBITDA assumptions. These assumptions were changed to take into account the fourth quarter acquisitions of the Watchman Group, Tremain’s mortgage default processing services business, Reporter Company Printers and Publishers’ customer list and Sunday Welcome’s assets. The purchase price paid for each of these acquisitions was less than the multiple that the Company used to value our business in aggregate. Accordingly, each of these acquisitions was accretive and increased the value of the Company’s common stock. In addition, the marketability discount was reduced from 35% to 15% (this constituted $8 per share of the increase). The reasons for the change in the marketability discount is based on the analysis performed by the Company’s third-party appraiser and is tied to the likely time frame for an IPO and related holding period. The minority discount was eliminated because the Company was in the process of exploring strategic alternatives — meetings with investment bankers had been held but no decisions had been made. The long term growth rate was held constant.

The enterprise value of the Company increased by approximately 17.8% from September 30, 2006 to December 31, 2006. This change in value was primarily based on adjustments from both recent acquisitions, which are discussed above, and underlying long-term assumption changes in the forecasted cash flow projections of the Company (e.g., revenue growth, margins, etc.).

Securities and Exchange Commission
June 7, 2007

Changes in fair value from December 31, 2006 to March 31, 2007

The increase in fair value from December 31, 2006 ($39 per common share) to March 31, 2007 ($88 per common share) is attributable to the increase in near term revenue and EBITDA assumptions. These assumptions were changed to take into account the Feiwell & Hannoy acquisition. In addition, the marketability discount was reduced to 5% because the Company held the IPO organizational meeting and moved forward with the IPO process. The change in the marketability discount accounted for $4 of the increase. In addition, because the Company held its organizational meeting in January 2007 and determined to proceed with the public offering, no deductions for selling costs (i.e., broker fees, severance) in connection with a liquidity event (i.e., sale of the Company) were made from the Company’s enterprise value as the exit would not be a sale of the business but instead an IPO. This accounted for approximately $7 of the change. The remainder of the increase is due to the following intervening events that caused us to substantially increase the Company’s revenue growth.

The Company increased its forecasted growth rate for 2009 through 2011 based on positive trends in the Company’s operating performance. For example, the Company’s revenues for the first quarter of 2007 increased by 57.1% over the first quarter of 2006, primarily as a result of APC’s strong operating performance. In addition, the Company became aware of continuted trends in the residential mortgage foreclosure industry, and believed that residential mortgage delinquencies and defaults would continue to increase primarily as a result of the increased issuance of subprime loans and popularity of non-traditional loan structures. Further compounding these trends were increases in mortgage interest rates from recent lows and the slowing of demand in the residential real estate market in many regions of the United States, which made it more difficult for borrowers in distress to sell their homes. The Company also noted that its mortgage default processing service business in Michigan and Indiana could benefit from statistics released by the Mortgage Bureau Association for the east north central region of the United State, which consists of Illinois, Indiana, Michigan, Ohio and Wisconsin, which indicated that, as of December 31, 2006, this region accounted for 21.5% of the nation’s residential mortgage foreclosures despite the region accounting for only 13.6% of the nation’s residential mortgages. The Company believed that the increased volume of delinquencies and defaults would create additional demand for default processing services and has serve as a growth catalyst for the mortgage default processing market.

The enterprise value of the Company further increased by approximately 26.1% from December 31, 2006 to March 31, 2007. This change in value was also based on further adjustments in the most recent quarter from both acquisitions and underlying long-term assumption changes in the forecasted cash flow projections of the Company.

Securities and Exchange Commission
June 7, 2007

Market Approach

The table below summarizes the estimated EBITDA multiple used by the Company and Duff & Phelps in the Market Approach for each of the valuation dates set forth below:

Valuation Date	EBITDA Multiple
December 31, 2005	9.5
March 31, 2006	8.7
September 30, 2006	9.6
December 31, 2006	9.6
March 31, 2007	10.0

The numerical details of the Company’s approach to weighting the various multiples utilized in the market approach for each of the valuation dates during the fifteen month period from December 31, 2005 to March 31, 2007 are as follows: Generally, for all periods, the invested capital to EBITDA metrics were more heavily weighted based on the predictability of the Company’s EBITDA versus revenues and based upon the Company’s view that its EBITDA is a better indicator of its value given its stage of development. The Company’s approach to weighting the various multiples remained consistent for the valuations dated above.

Liquidity Discount and Minority Discount

The minority discount and liquidity discount utilized by the Company in its determination of fair value for each of the valuation dates, expressed as a percentage of calculated value is as follows:

	Minority Discount as	Liquidity Discount as
	a Percentage of	a Percentage of
Valuation Date	Calculated Value	Calculated Value
December 31, 2005	0.0%	35.0%
March 31, 2006	12.0%	35.0%
September 30, 2006	12.0%	35.0%
December 31, 2006	0.0%	15.0%
March 31, 2007	0.0%	5.0%

Securities and Exchange Commission
June 7, 2007

In making its determination of fair value prior to considering a discount for lack of liquidity and a discount for lack of a controlling position (“Calculated Value”), the Company weighted the Income and Market Approaches equally for each of the abovementioned valuated dates. In making its determination as to the appropriate weighting, the Company considered the accuracy and reliability of its projections, including a consideration of its stage of development and accordingly, the expected volatility of the Company’s operating results.

In determining fair value, the Company considered the fact that its stockholders do not have the same access to trading markets afforded the stockholders of a public company. Accordingly, the Company deemed it appropriate to adjust the Calculated Value for this lack of liquidity. In making its determination as to the appropriate liquidity discount, the Company considered the likelihood of achieving a liquidity event and its expectation as to the timing of such an event at each valuation date.

In determining fair value, the Company considered the fact that its individual stockholders are minority investors with an inability to control the business. They would therefore receive less in a sale of their minority stake than a majority holder would.

Disclosure has been added to pages 38 and 39 to explain in further detail how the Company calculated or determined the fair value of the common stock conversion feature for each applicable period.
Note 13 — Share-Based Compensation, page F-26
34.	Please tell us in further detail how you calculated or determined the weighted average exercise price and grant date fair values of the stock options granted during 2006. As part of your response and your revised disclosure, please indicate whether the fair value was determined by a contemporaneous or retrospective valuation and indicate whether the valuation was prepared by a related party or an independent valuation specialist.

In addition, if the valuation of the options issued was based on a retrospective valuation or a valuation prepared by a related party, please revise MD&A to include a discussion of the following:
•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value of the option grants and the estimated public offering price, or if a contemporaneous valuation by an unrelated

Securities and Exchange Commission
June 7, 2007

valuation specialist was obtained subsequent to the grants but prior to the public offering, the fair value as determined by that valuation; and

•	The valuation alternative used by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

Response:	The Company issued options to purchase 14,000 shares of Dolan Media Company common stock on October 11, 2006, which were the only equity grants by the Company in 2006. The exercise price for all options was $20.00 per share. Disclosure has been added to pages 40, 41, F-31 and F-32 to clarify how the Company calculated or determined the weighted average exercise price and grant date fair values of the stock options granted during 2006.

The grant date fair value of $12.16 was estimated using the Black-Scholes model and key assumptions used by the Company in such model are described on page F-31. The fair value of the Company’s common stock used as an input in the Company’s Black Scholes model was estimated by management, who had determined by a contemporaneous valuation prepared by Duff & Phelps as of September 30, 2006 using the Income Approach: Discounted Cash Flow Method and the Market Approach: Market Comparable Method to assist them.

The Income Approach was applied in three steps:

1. Duff & Phelps estimated an appropriate discount rate to be used to discount projected future cash flows to their present value equivalents. The discount rate, referred to as the weighted average cost of capital, was determined to be 13%.

2. Duff & Phelps next identified free cash flows from operations. Significant assumptions made by Duff & Phelps included the following: (i) revenue growth of 10% in 2007 and 5.5% in 2008 through 2010 and declining revenue of 0.3% in 2011 through 2015; (ii) EBITDA as a percentage of revenue increasing to 24.4% in 2007, and up to 26.6% by 2015.

3. After the present value of such cash flows was calculated, a marketability discount of 35% and a minority discount of 12% was then applied to the indicated value and the result was determined to be $20 per share.

The Market Approach was applied in four steps:

Securities and Exchange Commission
June 7, 2007

1. Duff & Phelps determined the pro forma EBITDA and pro forma revenue for 2006 and found them to be $25.4 million and $108.8 million, respectively.

2. Duff & Phelps determined a market multiple of 9.58 times EBITDA and 2.1 times revenues.

3. Duff & Phelps determined an indicated enterprise value for the Company ranging from $243.5 million to $228.8 million. After deducting the value of the debt, net of cash, the put right granted to the minority member of APC, the redemption value of the series A preferred stock and series C preferred stock, and estimated selling costs.

4. Duff & Phelps then applied a marketability discount of 35% and determined that indicated market value per share to range from $17 to $20 per share.

The Company is supplementally providing a copy of Duff & Phelps’ report, and the related updates to such report. The Company respectfully requests that such valuation report, and the related updates thereto, that have been supplementally provided herewith be promptly returned to the Company pursuant to the provisions of Section 418(b) of Regulation C under the Securities Act of 1933, as amended.
Dolan Media Company (Pro Forma)
Unaudited Pro Forma Financial Information Basis of Presentation, page F-30
35.	Please revise your introductory paragraph to the pro forma financial information to include a paragraph, which briefly sets forth a description of and the entities involved with the transaction related to the “Offering Adjustments” on page F-32. In addition, please provide a full explanation of what the “Pro Forma As Adjusted” presentation reflects. See Rule 11-02 (b)(2) of Regulation S-X for guidance.

Response:	The Company has revised the disclosure on page F-36 to include both (i) a description of, and the entities involved with the transaction related to the Offering Adjustments and (ii) an explanation of the presentation of what the Company’s disclosure of “Pro Forma As Adjusted” amounts reflects.
36.	Also please update your unaudited pro forma financial information to include all pro forma adjustments related to the offering adjustment column on page F-32 and F-33. Each pro forma adjustment should be referenced to notes which clearly explain the methods and assumptions involved.

Securities and Exchange Commission
June 7, 2007

Response:	The Company’s unaudited pro forma financial information on page F-40 has been updated to include a description of all pro forma adjustments used by the Company related to the offering adjustment column on page F-37.
Unaudited Pro Forma Consolidated Statement of Operations, page F-33
37.	Please disclose pro forma basic and diluted earnings per share giving effect to the offering adjustments and related transactions on the face of the pro forma statement of operations and disclose in a related footnote the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosures required by paragraph 40 of SFAS No. 128, as applicable.

Response:	The Company has added disclosure to page F-38 that presents pro forma basic and diluted earnings per share of the Company, giving effect to the offering adjustments and related transactions on the face of such pro forma statement of operations. In addition, the Company has added a footnote to page F-40 describing the assumptions used in estimating the number of shares used in the Company’s pro form earnings per share computations.
Notes to Unaudited Pro Forma Financial Statements, page F-34
38.	Reference is made to footnote (1). Please disclose the method and assumptions used in estimating the fair value of APC 4.5% membership interest. Also tell us the book value of the APC membership interest and explain the factors responsible for any significant difference from its fair value.

Response:	Disclosure has been added to page F-40 to describe the method and assumptions used in estimating the fair value of Feiwell & Hannoy’s 4.5% membership interest of APC.

Supplementally, the Company is providing the information described below with respect to the valuation of Feiwell & Hannoy’s 4.5% membership interest of APC. In the Company’s preliminary allocation of the Feiwell & Hannoy purchase price, the fair value of the 4.5% membership interest in APC was estimated by multiplying the valuation multiple of 6.6 times the trailing twelve month pro forma EBITDA of APC. The APC debt was then deducted from this product to determine the APC equity value. In conjunction with the valuation of the Company’s common stock performed by Duff & Phelps as of

Securities and Exchange Commission
June 7, 2007

December 31, 2006 and the corresponding market analysis (refer to Exhibit IV of such valuation report, which has been supplementally enclosed herewith) the average multiple for comparable companies was 6.6. The Company used this third-party determination as contemporaneous evidence to support the fact that the Company use of a 6.6 multiple was a reasonable estimate. The Company then multiplied this difference by 4.5%, to determine the fair value of Feiwell & Hannoy’s 4.5% membership interest of APC. This calculation is summarized below ($ in thousands).

Pro forma trailing twelve month EBITDA	$14,343

Valuation multiple	6.6

APC enterprise value	$94,664

APC debt	($19,150)

APC equity value	$75,514

Minority interest percentage issued Jan 2007	4.5%

Fair value of APC 4.5% membership interest	$3,400

The book value of the 4.5% membership interest in APC issued to Feiwell & Hannoy was approximately $900,000. The difference between the book value and the fair value for Feiwell & Hannoy’s membership interests was primarily due to the Company’s consolidated financial reporting, as the reported book value for APC is impacted by intercompany distributions and allocations, such as interest and corporate expense allocations. In addition, APC is a service business that generates very high levels of cash and EBITDA and requires limited investments in working capital and equipment. As a result, the book value for these membership interests would be less than fair value, as book value would not capture the full value of these cash and liquid assets.

The Company respectfully requests that the Duff & Phelps’ valuation report, and the related updates thereto, that have been supplementally provided herewith, be promptly returned to the Company pursuant to the provisions of Section 418(b) of Regulation C under the Securities Act of 1933, as amended.

Securities and Exchange Commission
June 7, 2007

39.	We note from the disclosure in footnote (2) to the pro forma balance sheet that $16,903 of the purchase price for the processing division of Feiwell and Hannoy was allocated to the long-term service contract. Please tell us and expand the disclosures in the notes to the pro forma financial statements to explain how you calculated or determined the fair value of this intangible asset. Your revised disclosure should explain the methods and assumptions used in determining the fair value of this asset.

Response:	Disclosure has been added to page F-37 to provide an explanation of the methods and assumptions used in determining the fair value of the long-term service contract between APC and Feiwell & Hannoy.
40.	Reference is made to footnote (4). Please disclose the method and assumptions (i.e., cost basis, estimated useful-lives, period, etc.) used in estimating the amortization and depreciation expense under the heading “amortization expense” arid “depreciation expense / pro forma amount” separately for Feiwell & Hannoy and APC.

Response:	The disclosure in footnote (1) on page F-39 has been revised to separately describe the method and assumptions used in estimating the amortization and depreciation expense for each of APC and Feiwell & Hannoy.
41.	Reference is made to footnote (6). Please disclose in detail the method and assumptions used in estimating the minority interest benefit of $142 for Feiwell & Hannoy and the expense of $636 for APC. Additionally describe the nature of the Feiwell & Hannoy benefit and the APC expense. Your revised disclosure should clearly explain how each of these amounts was calculated.

Response:	The disclosure to footnote (3) on page F-40 has been revised to include a description of the pro forma adjustments for minority interest in order to more clearly describe how this adjustment was calculated.
42.	Reference is made to footnote (7). Please disclose in detail the method and assumptions used in estimating the tax benefit pro forma adjustments separately for the Feiwell & Hannoy benefit of $185 and the APC benefit of $182.

Response:	The disclosure to footnote (4) on pages F-40 and F-41 has been revised to provide a description of the pro forma adjustment for income taxes in order to more clearly describe how these adjustments were calculated.

Securities and Exchange Commission
June 7, 2007

Counsel Press, LLC and Subsidiary
Independent Auditors’ Report, page F-43
43.	Please include in the auditors report, the city and state where the report was issued. See Rule 2-02(a) of Regulation S-X for guidance.

Response:	The disclosure on page F-49 has been added to include the city and state where the auditors’ report was issued.
The Detroit Legal News Publishing, LLC
Financial Statements, page F-56
44.	As required by Rule 3-09 of Regulation S-X, please provide financial statements for the same periods audited financial statements are required by Rule 3-01 and 3-02 of Regulation S-X. Please note that separate audited financial statements for equity method investments are required for those periods where the income or the investment test in Rule 1-02(e) of Regulation S-X equal or exceed 20 percent. It appears that for 2005 you exceed 20% of at least one of the tests outlined in Rule 3-09 of Regulation S-X, which would require you to file audited financial statements for 2005. In this regard, please revise your filing to include financial statements for 2004 and audited financial statements for 2005. If you do not believe these financial statements are required, please explain your basis for your conclusion.

Response:	The Company completed its investment in DLNP on November 30, 2005 and accounted for its 35% ownership interest using the equity method of accounting. In the Company’s financial statements for fiscal year 2005, it recorded $287,000 of pretax equity method earnings, representing 35% of DLNP’s net income for the period that the Company held its investment in DLNP. As the following calculations illustrate, neither the investment nor the pretax income test exceeded the 20% threshold of Rule 3-09 of Regulation S-X in fiscal year 2005. Therefore, audited financial statements of DLNP were not required in 2005.

Calculation of the pretax income test for 2005:

Proportionate share (35%) of DLNP pretax earnings	$287,000
Pre-tax net loss from continuing operations	$3,272,000

(Absolute Value)	8.8%

Securities and Exchange Commission
June 7, 2007

Calculation of the investment test for 2005:

Company’s investment in DLNP	$17,295,000
Company’s total assets	$135,395,000

(Absolute Value)	12.8%

In 2006, the pretax income test exceeded 20%. Therefore, the Registration Statement includes audited financial statements of DLNP for fiscal year 2006 under Rule 3-09 of Regulation S-X. The Company also recognized that under the transition rules contained in Rule 3-09(b) of Regulation S-X unaudited financial statements of DLNP may be presented for 2005 and are therefore included.
Item 15. Recent Sales of Unregistered Securities, page II-2
45.	Please revise the notes to the company’s financial statements to disclose the significant terms of the transactions in which the company issued the Series C preferred stock during 2004 and the restricted shares and options issued to certain employees of the company during 2004, 2005 and 2006. As part of your revised disclosures, please explain how the purchase prices for securities issued in these transactions were determined. We may have further comment upon review of your revised disclosures.

Response:	Disclosure has been added to pages F-25 and F-26 to disclose the significant terms of the transactions in which the Company issued (i) the series C preferred stock during 2004, (ii) the restricted shares issued to certain employees of the company during 2004 and 2005 and (iii) the stock options to certain employees of the Company during 2006. In addition, the disclosure added to page F-26 provides a description of how the purchase prices for securities issued in these transactions were determined.
Exhibit 23.2
Consent of Independent Accountants
46.	Please revise the auditors’ consent to include the correct date of the auditor’s report as reflected on page F-43.

Response:	The date of the independent auditor’s report on page F-49 has been revised so as to include the correct date of the auditors’ report, which is June 21, 2006. As the auditors’ consent set forth on Exhibit 23.2 to the initial Registration Statement contained the correct date of the audit report (June 21, 2006), no change has been made by the Company to such auditors’ consent.

Securities and Exchange Commission
June 7, 2007

Other
47.	Please update the financial statements pursuant to Rule 3-12 of Regulations S-X.

Response:	The financial statements included in the Amendment have been updated to comply with Rule 3-12 of Regulation S-X.
48.	Please provide currently dated consents of the independent accounting firms in any future amendments to your Form S-1 registration statement.

Response:	Currently dated consents of the appropriate independent accounting firms have been included as Exhibits 23.1 and 23.2 to the Amendment and will be included as exhibits to any future amendments to Registration Statement.
     We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5469 or James P. Dolan or Scott J. Pollei of the Company at 612-317-9425 and 612-317-9422, respectively. Thank you for your prompt attention to this matter.
Very truly yours,
/s/ ADAM R. KLEIN

Adam R. Klein
Enclosures

cc:	Max A. Webb
Jeffrey Jaramillo
Linda Cvrkel
James P. Dolan (without enclosures)
Scott J. Pollei (without enclosures)
Gunjali B. Trikha (New York Stock Exchange) (without enclosures)
Walter S. Weinberg (without enclosures)
Robert S. Risoleo (without enclosures)